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                       July 23, 2020

       Fanhua Meng
       Chief Executive Officer
       WiMi Hologram Cloud Inc.
       No. 6
       Xiaozhuang #101A
       Chaoyang District
       Beijing
       The People   s Republic of China 100020

                                                        Re: WiMi Hologram Cloud
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 21,
2020
                                                            CIK No. 0001770088

       Dear Mr. Meng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology
       cc:                                              Yang Ge, Esq.